Exhibit 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (File Numbers 333-124095, 333-137771, 333-140456) of Eksportfinans ASA of our report dated 3 March 2009 relating to the financial statements, which appears in this Form 6-K.
/s/ PricewaterhouseCoopers AS
March 24, 2009
Oslo, Norway